Schiff Hardin LLP
901 K Street NW Suite 700
Washington, DC 20001
T 202.778.6400
F 202.778.6460

www.schiffhardin.com

Ralph V. De Martino
(202) 724.6848
rdemartino@schiffhardin.com

October 26, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Mr. Sergio Chinos
Ms. Anne Parker
Division of Corporation Finance

Re:	Antelope Enterprise Holdings Ltd. Amendment No. 1 to the Registration Statement on Form F-3
Filed September 27, 2021; File No. 333-258782

Ladies and Gentlemen:

On behalf of our client, Antelope Enterprise Holdings Ltd. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 18, 2021 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form F-3/A filed with the Commission by the Company on September 27, 2021 (the “Registtration Statement”). Concurrently with the filing of this letter, the Company is hereby submitting Amendment No. 2 to the Registration Statement on Form F-3 (the “Amendment”) through EDGAR.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the amended Registration Statement.

Form F-3/A filed September 27, 2021

Prospectus Summary, page 3

1. We note your response to prior comment 4. Please also discuss the risks and uncertainties that rules and regulations in China can change quickly with little advance notice

Response: The Company respectfully acknowledges the Staff’s comment and has added the following language to the Cover Page and to the summary of risks factors in the Prospectus Summary:

United States Securities and Exchange Commission

October 26, 2021

“Rules and regulations in China can change quickly with little advance notice, creating substantial uncertainty. Changes in the PRC legal system may adversely affect our business and operation. See “Risk Factors—Risks Related to Doing Business in China.”

The Company has also added the following risk factor on page 8:

“Rules and regulations in China can change quickly with little advance notice, creating substantial uncertainty. Changes in the PRC legal system may adversely affect our business and operation.

Our major business operations are conducted in the PRC and therefore regulated by the laws and regulations of the PRC. The PRC legal system is based on the written statutes and involves a unified, multilevel legislative system. The National People’s Congress (the “NPC”) and its Standing Committee exercise the state power to make laws. The NPC enacts and amends basic laws pertaining to criminal offences, civil affairs, state organs and other matters. The Standing Committee enacts and amends all laws except for basic laws that should be enacted by the NPC. When the NPC is not in session, its Standing Committee may partially supplement and revise laws enacted by the NPC, provided that the changes do not contravene the laws’ basic principles. Generally, the PRC laws will go through specific legislative procedures before being promulgated. The legislative authority may propose a bill and then the bill shall be deliberated three times before being voted. However, administrative regulations are formulated by the State Council which reports them to the NPC. The administration regulations are often promulgated with little advance notice, which results in a lack of predictability, and substantial uncertainty. Moreover, the uncertainties may fundamentally impact the development of one or more specific industries and in extreme cases result in the termination of certain businesses. For example, the Opinions on Further Easing the Burden of Excessive Homework and After-School Tutoring for Students Undergoing Compulsory Education, known as “double reduction” education policy, was promulgated by General Office of the CPC Central Committee and General Office of the State Council on July 24, 2021. The “double reduction” education policy comes into effective immediately and has posed a significant impact on the education and training industries, as well as those China-based companies listed in the United States. The resulting unpredictable could materially and adversely affects the market value and the operation of the businesses affected.

Furthermore, the PRC administrative authorities and court have the power to interpret and implement or enforce statutory rules and contractual terms at their reasonable discretion which makes the business environment much more complicated and unpredictable. It is difficult to predict the outcome of the administrative and court proceedings. The uncertainties may affect our assessments of the relevance of legal requirements, and our business decisions. Such uncertainties may result in substantial operating expenses and costs. Should there were any investigations, arbitrations or litigation with respect to our alleged non-compliance with statutory rules and contractual terms, the management could be distracted from our primary business considerations, and therefore such a circumstance could materially and adversely affect our business and results of operations. We cannot predict future developments relating to the laws, regulations and rules in the PRC. We may be required to procure additional permits, authorizations and approvals for our operations, which we may not be able to obtain. Our failure to obtain such permits, authorizations and approvals may materially and adversely affect our business, financial condition and the results of operations.”

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at 202-724-6848 or on my mobile at 202-415-8300, or via email at rdemartino@schiffhardin.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Ralph V. De Martino
Ralph V. De Martino
Schiff Hardin LLP

cc:  (via email)

Edmund Hen, Principal Financial Officer

Meishuang Huang, Chief Executive Officer